                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Idenix Pharmaceuticals, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45166R 20 4
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                                 (CUSIP Number)

        Robert E. Pelzer, Esq.                 Morton A. Pierce, Esq.
          Novartis Pharma AG                    Dewey Ballantine LLP
            Lichtstrasse 35                  1301 Avenue of the Americas
      CH-4002, Basel Switzerland              New York, New York 10019
            41-61-324-1111                         (212) 259-8000


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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


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                                September 2, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

      Novartis AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
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                    7    SOLE VOTING POWER

    NUMBER OF            0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH               27,356,739
    REPORTING       ------------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH
                         0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         27,356,739
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,356,739
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           56.8%
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14         TYPE OF REPORTING PERSON*

           CO
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                               *SEE INSTRUCTIONS

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

      Novartis Pharma AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland
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                    7    SOLE VOTING POWER

    NUMBER OF            0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH               27,356,739
    REPORTING       ------------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH
                         0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         27,356,739
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,356,739
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           56.8%
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14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------


                               *SEE INSTRUCTIONS

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)*

      Novartis BioVentures Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
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                    7    SOLE VOTING POWER

    NUMBER OF            0
     SHARES         ------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH               0
    REPORTING       ------------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH
                         0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                    |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%
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14         TYPE OF REPORTING PERSON*

           CO
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                               *SEE INSTRUCTIONS

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the initial statement on Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission on July 27, 2004 relating to Common Stock (the "Common Stock"), par value $0.001 per share of Idenix Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 60 Hampshire Street, Cambridge, Massachusetts 02139.

Except as otherwise described herein, the information contained in the Original
Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2. Identity and Background

No change except as described below.

(a) - (c) and (f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the persons listed on Schedule I hereto with respect to each such Reporting Person during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No change except as described below.

On September 2, 2005 Novartis Pharma acquired from Novartis Bioventures 1,187,093 shares of Common Stock for $20.18 per share or an aggregate of $23,955,537.

The source of funds for this acquisition was Novartis Pharma's working capital.

Item 4. Purpose of Transaction

No change except as described below.

Stock Purchase Rights

The 1,187,093 shares of Common Stock acquired from Bioventures will not be counted as shares held by Novartis Pharma for purposes of determining Novartis Pharma's percentage ownership in connection with its stock purchase rights pursuant to the Stockholders Agreement.

The responses set forth in Item 3 and Item 6 of this Statement are incorporated by reference in response to Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer

No change except as described below.

(a) and (b) Novartis is the beneficial owner of 27,356,739 shares of Common Stock representing 56.8% of the outstanding shares of Common Stock, all of which shares are owned directly by Novartis Pharma. Novartis has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis Pharma is the record and beneficial owner of 27,356,739 shares of Common Stock, representing 56.8% of the outstanding shares of Common Stock. Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

To the best knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto with respect to such Reporting Person is the beneficial owner of any shares of Common Stock.

(c) Except for the transactions described in Item 3 neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has engaged in any transaction in the Common Stock in the past 60 days.

(e) Novartis Bioventures ceased to be the beneficial owner of any of the Company's shares on September 2, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7. Material to be Filed as Exhibits

No change.

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2005

                                          NOVARTIS AG


                                          By: /s/ George Miller
                                              ----------------------------------
                                              Name: George Miller
                                              Title: Authorized Signatory

                                          By: /s/ Peter Rupprecht
                                              ----------------------------------
                                              Name: Peter Rupprecht
                                              Title: Authorized Signatory

                                          NOVARTIS PHARMA AG


                                          By: /s/ Robert E. Pelzer
                                              ----------------------------------
                                              Name: Robert E. Pelzer
                                              Title: General Counsel

                                          By: /s/ Joseph E. Mamie
                                              ----------------------------------
                                              Name: Joseph E. Mamie
                                              Title: Head Operational Treasury

                                          NOVARTIS BIOVENTURES LTD.


                                          By: /s/ Emil Bock
                                              ----------------------------------
                                              Name: Emil Bock
                                              Title: Member of the Board
                                                     of Directors

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
               NOVARTIS, NOVARTIS PHARMA AND NOVARTIS BIOVENTURES

Directors and Executive Officers of Novartis

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.

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Name, Function and Business Address     Citizenship    Principal Occupation
--------------------------------------------------------------------------------
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Daniel Vasella                          Switzerland    Chairman of the Board of
Chairman of the Board of Directors,                    Directors, Chief
Chief Executive Officer                                Executive Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Prof. Dr. Helmut Sihler                 Austria        Retired
Vice Chairman of the Board of
Directors
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Hans-Jorg Rudloff                       Germany        Chairman of the Executive
Vice Chairman of the Board                             Committee of Barclays
c/o Novartis AG                                        Capital
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Birgit Breuel                           Germany        Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Prof. Dr. Peter Burckhardt              Switzerland    Head of Medical Service
Director                                               at the University
c/o Novartis AG                                        Hospital of Lausanne
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Prof. Dr. Srikant Datar                 India          Senior Associate Dean for
Director                                               Executive Education at
c/o Novartis AG                                        Harvard Business School
Lichtstrasse 35
CH-4002 Basel, Switzerland
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                                  Page 8 of 12

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Name, Function and Business Address     Citizenship    Principal Occupation
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William W. George                       USA            Senior Lecturer at
Director                                               Harvard Business School
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Alexandre F. Jetzer                     Switzerland    Consultant
Director
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Pierre Landoldt                         Switzerland    President of the Sandoz
Director                                               family foundation
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Dr. Ulrich Lehner                       Germany        President and Chief
Director                                               Executive Officer of
c/o Novartis AG                                        Henkel KGaA
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Dr. Wendelin Wiedeking                  Germany        Chairman and Chief
Director                                               Executive Officer of
c/o Novartis AG                                        Porsche AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Prof. Dr. Rolf M. Zinkernagel           Switzerland    Professor and Director of
Director                                               the Institute of
c/o Novartis AG                                        Experimental Immunology
Lichtstrasse 35                                        at the University of
CH-4002 Basel, Switzerland                             Zurich
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Dr. Raymund Breu                        Switzerland    Chief Financial Officer
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Dr. Urs Barlocher                       Switzerland    Head of Legal and General
c/o Novartis AG                                        Affairs
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Juergen Brokatzky-Geiger                Germany        Head of Human Resources
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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                                  Page 9 of 12

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Name, Function and Business Address     Citizenship    Principal Occupation
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Paul Choffat                            Switzerland    Head of Novartis Consumer
c/o Novartis AG                                        Health
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Thomas Ebeling                          Germany        Head of Novartis Pharma
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Prof. Marc C. Fishman, Md.              USA            Head of Pharmaceuticals
c/o Novartis AG                                        Research
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Directors and Executive Officers of Novartis Pharma

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis Pharma.

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Name, Function and Business Address     Citizenship    Principal Occupation
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Daniel Vasella                          Switzerland    Chairman of the Board of
Chairman of the Board of Directors                     Directors and Chief
Chief Executive Officer                                Executive Officer of
c/o Novartis AG                                        Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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Dr. Raymund Breu                        Switzerland    Member of the Board of
Director                                               Directors
c/o Novartis AG
Lichstrasse 35
CH-4002 Basel, Switzerland
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Thomas Ebeling                          Germany        Member of the Board of
Director                                               Directors, Head of
Head of Management                                     Management
c/o Novartis AG
Lichtstrasse 35
CH-4002 Basel, Switzerland
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                                 Page 10 of 12

Directors and Executive Officers of Novartis BioVentures

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis BioVentures are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis BioVentures.


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Name, Function and Business Address     Citizenship    Principal Occupation
--------------------------------------------------------------------------------
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Dr. Francois L'Eplattenier              Switzerland    Chairman
Chairman
c/o Novartis International AG
Building WSJ-200
CH-4002, Basel, Switzerland.
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Timothy  Faries                         Bermuda        Director
Director
Appleby Spurling Hunter
"Canon's Court"
22 Victoria Street
Hamilton, Bermuda
HM 12
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Michael Jones                                          Director and Secretary
Appleby Spurling Hunter
"Canon's Court"
22 Victoria Street
Hamilton, Bermuda
HM 12
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Emil Bock                               Germany        Deputy Chairman
Director
General Manager
c/o Novartis International
 Pharmaceutical Ltd.
Hurst Holme
12 Trott Road
Hamilton HM AA
Bermuda
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                                 Page 11 of 12